OMB APPROVAL
                                                      --------------------------
                                                      OMB Number 3235-0287
--------                                              Expires: December 31, 2001
 FORM 4     U.S. SECURITIES AND EXCHANGE COMMISSION   Estimated average burden
--------            Washington, D.C. 20549            hours per response... 0.5
Check box if                                          --------------------------
no longer subject
to Section 16.
Form 4 or Form 5
obligations may continue.
See Instruction 1(b).

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

     Friedman, Brian P.
     FS Private Investments
     520 Madison Avenue, 8th Floor
     New York, NY 10022

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2. Issuer Name and Ticker or Trading Symbol

     California Pizza Kitchen, Inc.(CPKI)

     NASDAQ

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3. IRS Identification Number of Reporting
   Person, if an entity

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4. Statement (Month/Year)

     August, 2001

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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s)
   to Issuer

      X  Director               10% Owner
         Officer (give title    Other (specify
                     below)              below)

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7. Individual or Joint/Group Filing
   (Check Applicable List)

      X  Form filed by One Reporting Person
         Form Filed by More than One Reporting
         Person

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
             Table I - Non-Derivative Securities, Beneficially Owned
 -----------------------------------------------------------------------------------------------------------------------------------

 1. Title of Security    2. Transaction    3. Transaction   4. Securities       5. Amount of      6. Ownership Form:  7. Nature of
    (Instr. 3)              Date (Month/      Code             Acquired (A)        Securities        Direct (D) or       Indirect
                            Day/Year)         (Instr. 8)       or Disposed of      Beneficially      Indirect (I)        Beneficial
                                                               (D) (Inst. 3,       Owned at End      (Instr. 4)          Ownership
                                                               4 and 5)            of Month                              (Instr. 4)
                                                                                   (Inst. 3
                                                                                   and 4

                                             Code   V        Amount (A) or Price
                                                                    (D)


   Common Stock           8/17/01            J(1)            36,612 (A)            36,612             (D)


   Common Stock           8/17/01            J(1)             7,516 (A)             7,516             (I)               By 2055
                                                                                                                        Partners,
                                                                                                                        L.P. (2)

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Explanation of Responses:


(1) Received as part of a distribution from the limited partner of Furman Selz SBIC, L.P. in accordance with the terms of the governing partnership agreements. The reporting person is the president of Furman Selz SBIC Investments, LLC, which is the general partner of Furman Selz SBIC, L.P. In prior reports, the reporting person reported the ownership of 605,841 shares by Furman Selz SBIC, L.P.

(2) These shares are directly owned by 2055 Partners, L.P. The reporting person is the general partner of 2055 Partners, L.P.



     * If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially  owned directly or  indirectly.

                                                                          (Over)

                                        1 of 2

FORM 4 (Continued)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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

1.Title of   2.Conver-  3.Trans-  4.Transac- 5.Number   6.Date        7.Title       8.Price   9.Number   10. Own-    11. Nature
  Derivative   sion or    action    tion       of         Exer-         and           of        of           ship        of
  Security     Exercise   Date      Code       Deriv-     cisable       Amount        Deriv-    Deriv-       Form        Indirect
  (Instr. 3)   Price of   (Month/   (Instr.    ative      and Ex-       of            ative     ative        of De-      Bene-
               Deriv-     Day/      8)         Secur-     pira-         Under-        Secur-    Secur-       rivative    ficial
               ative      Year)                ities      tion          lying         ity       ities        Secu-       Owner-
               Security                        Ac-        Date          Secur-        (Instr.   Bene-        rity:       ship
                                               quired     (Month/       ities         5)        ficially     Direct      (Instr.
                                               (A) or     Day/          (Instr.                 Owned at     (D) or      4)
                                               Disposed   Year)         3 and 4)                at End of    Indirect
                                               of (D)                                           of Month     (I)
                                               (Instr.                                          (Instr.      (Instr.
                                               3, 4 and                                         4)           4)
                                               5)

                                      Code V   (A)  (D)   Date   Ex-    Title Amount
                                                          Ex-    pir-         or
                                                          ercis- ation        Number
                                                          able   Date         of
                                                                              Shares

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Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



                         /s/ Brian P. Friedman                     09/05/01
                         ---------------------------------     ---------------
                         ** Signature of Reporting Person            Date



Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially  owned directly or  indirectly.